Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-130711 Dated March 12, 2007
COEUR D’ALENE MINES CORPORATION
$200,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2028
The information in this Pricing Term Sheet supplements and, as appropriate, supersedes the information contained in the Preliminary Prospectus Supplement of Coeur d’Alene Mines Corporation dated March 12, 2008.

Title of Securities:	3.25% Convertible Senior Notes due 2028 (the “Notes”)

Aggregate Principal Amount Offered:	$200,000,000

Over-allotment Option:	$ 30,000,000

Offer price:	100.000% of principal amount

Use of proceeds:
Coeur d’Alene Mines Corporation intends to use the net proceeds from this offering to complete the construction of the San Bartolomé silver project in Bolivia and fund construction of the Palmarejo silver/gold project in Mexico. Any additional remaining proceeds may be used to repay borrowings under our bridge loan facility and for general corporate purposes

Interest payment dates:	March 15 and September 15 of each year, commencing September 15, 2008

Maturity:	March 15, 2028

Ranking:
The Notes will be our senior unsecured obligations and will rank pari passu with all of our other senior unsecured debt and senior to any of our future debt subordinated to the Notes. The Notes will be effectively subordinated to all present and future debt and other obligations of our subsidiaries. In addition, the Notes are effectively subordinated to all of our present and future secured debt to the extent of the collateral securing that debt

Coupon:	3.25%

Principal amount per note:	$1,000

Closing Price (March 12, 2008)	$4.37

Conversion Price (approximately):	Initially $5.68 per share of common stock

Conversion Rate Per Note	Initially 176.0254

Optional Redemption:
On or after March 22, 2015, Coeur d’Alene Mines Corporation may redeem the Notes for cash as a whole at any time, or from time to time in part, at a redemption price of 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest up to, but not including, the redemption date

Repurchase of Notes at Holder’s Option:
Holders have the right to require Coeur d’Alene Mines Corporation to purchase all or a portion of their Notes on March 15, 2013, March 15, 2015, March 15, 2018 and March 15, 2023 for a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of repurchase. In lieu of paying cash for the repurchase price, Coeur d’Alene Mines Corporation may elect to pay shares of common stock or a combination of cash and shares of common stock

Repurchase upon a Fundamental Change:
If a fundamental change occurs, holders will have the option to require Coeur d’Alene Mines Corporation to purchase all or any part of their Notes at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash

Qualifying Fundamental Change Protection:	Adjustment to the applicable conversion rate upon a qualifying fundamental change (per attached table)

Registration:	The Notes are registered under Coeur d’Alene Mines Corporation’s shelf registration statement

Net Proceeds:	Approximately $193.2 million, after deducting underwriters’ discounts, commissions and estimated offering expenses (or approximately $222.3 million after exercising the over-allotment option in full)

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

Co-Manager:	JPMorgan

Trade date:	March 13, 2008

Settlement date:	March 18, 2008

CUSIP / ISIN	192108AR9 / US192108AR96

Adjustment to Shares Delivered Upon Conversion Upon a Qualifying Fundamental Change
     The following table sets forth the increase in the conversion rate, expressed as a number of additional shares to be added per $1,000 principal amount of notes.

Effective Date	Stock Price
	$4.37	$4.50	$4.75	$5.00	$5.25	$5.50	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00
March 18, 2008	52.80	50.71	45.32	40.62	36.50	32.87	26.81	18.14	12.42	8.52	5.80	1.96	0.36	0.00
March 15, 2009	52.80	52.80	47.70	42.62	38.19	34.29	27.82	18.62	12.63	8.59	5.79	1.91	0.33	0.00
March 15, 2010	52.80	52.80	49.73	44.24	39.45	35.27	28.36	18.67	12.45	8.34	5.53	1.73	0.25	0.00
March 15, 2011	52.80	52.80	50.81	44.87	39.73	35.26	27.96	17.91	11.65	7.59	4.90	1.37	0.12	0.00
March 15, 2012	52.80	52.80	49.85	43.50	38.07	33.41	25.92	15.95	9.98	6.26	3.87	0.89	0.01	0.00
March 15, 2013	52.80	51.17	44.27	38.39	33.36	29.03	22.09	12.95	7.63	4.44	2.49	0.31	0.00	0.00
March 15, 2014	52.80	48.23	40.37	33.77	28.22	23.58	16.41	7.85	3.65	1.58	0.55	0.00	0.00	0.00
March 15, 2015	52.80	46.17	34.48	23.95	14.43	5.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
     The stock prices and additional share amounts set forth above are based upon a closing sale price of $4.37 on March 12, 2008 and an initial conversion price of approximately $5.68.
     Notwithstanding anything in the indenture to the contrary, we may not increase the conversion rate to more than 228.8329 shares per $1,000 principal amount of notes pursuant to qualifying fundamental change events, though we will adjust such number of shares for the same events that require anti-dilution adjustments of the conversion rate as described in the Preliminary Prospectus Supplement under “Description of the Notes—Conversion Rate Adjustments,” in the same manner as the conversion rate is adjusted under that section.
     The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is (i) between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year; (ii) in excess of $20.00 per share (subject to adjustment), no increase in the conversion rate will be made; and (iii) less than $4.37 per share (subject to adjustment), no increase in the conversion rate will be made.
     Because we cannot calculate and deliver the additional conversion consideration due as a result of an increase in the conversion rate resulting from a given qualifying fundamental change until after the effective date of that qualifying fundamental change has occurred, we will not deliver such additional conversion consideration until after the effective date of the qualifying fundamental change it relates to even if the settlement date in respect of other conversion consideration occurs earlier. As a result, you may receive conversion consideration in two payments rather than one. We will deliver the portion of the conversion consideration that is payable on account of the increase in the conversion rate as soon as practicable, but in no event after the third business day after the later of (i) the date the holder surrenders the note for conversion; (ii) the last trading day in the applicable conversion settlement averaging period; and (iii) the effective date of the qualifying fundamental change.
     If you surrender a note for conversion in connection with a qualifying fundamental change we have announced, but the qualifying fundamental change is not consummated, then you will not be entitled to the increased conversion rate referred to above in connection with the conversion.

CAPITALIZATION
     The following table sets forth our consolidated cash, cash equivalents and short-term investment balances and our capitalization as of December 31, 2007, on an actual basis and as adjusted basis to give effect to this offering and the application of the use of proceeds as described herein. You should read all of this information in conjunction with our financial statements and other financial information that are incorporated by reference in the preliminary prospectus supplement dated March 12, 2008.

	December 31, 2007
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and short-term investments	$151,710	$344,870

Current portion of long-term debt and capital lease obligations	$30,831	$30,831
1.25% Convertible Senior Notes due January 2024	$180,000	$180,000
Obligations under capital leases	$23,661	$23,661
New 3.25% Convertible Senior Notes due 2028(1)	$—	$200,000

Total long-term debt	$234,492	$434,492

Shareholders’ equity:
Common Stock, par value $1.00 per share; authorized 750,000,000 shares; 551,512,230 shares issued and outstanding (1,059,211 shares held in treasury)(2)	551,512	551,512
Additional paid in capital	1,607,737	1,607,737
Accumulated deficit	(419,331)	(419,331)
Shares held in treasury	(13,190)	(13,190)
Accumulated other comprehensive income	639	639

Total shareholders’ equity	$1,727,367	$1,727,367

Total capitalization	$1,961,859	$2,161,859

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Does not include 23,684,211 shares issuable upon conversion of our 1.25% Convertible Senior Notes due 2024, 6,004 shares reserved for issuance under our executive compensation plan and 759,435 shares reserved for issuance under our director compensation plan.

The Company has filed a registration statement (including a prospectus dated as of December 27, 2005 and a preliminary prospectus supplement dated as of March 12, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Deutsche Bank Securities Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.
This communication should be read in conjunction with the preliminary prospectus supplement dated as of March 12, 2008 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.